77D - Policies With Respect to Security Investments



Comments:
Effective January 3, 2000, the Funds changed their investment policy on "Other Investments" (see attached).
Attachment for Vanguard Bond Index Funds

Old Policy:

	Besides investing in fixed-income securities comprising its target index, each Fund may invest up to 20% of its assets in short-term money market instruments and certain derivatives in order to manage cash flow into and out of the Fund.

New Policy:

	Besides investing in fixed-income securities comprising its target index, each Fund may invest up to 35%, 20% in the case of Total Bond Index Fund, in fixed income securities not in the target index. The Funds may purchase non-public, investment-grade securities, generally referred to as 144A securities, as well as smaller public issues or medium-term notes not included in the index due to the small size of the issues. The vast majority of these securities will have characteristics and risks similar to those in the target indexes. The Short-Term, Intermediate-Term, and Long-Term Bond Index Funds may also purchase securities that are outside of their target indexes, but are within the larger Lehman Brothers Aggregate Bond Index. Each Fund may also purchase money market instruments and certain derivatives in order to manage cash flow into and out of the Fund, reduce the Fund's transaction costs, or add value when these instruments are favorably priced.

Summary:

1. For Short-, Intermediate-, and Long-Term Bond Index
Funds, the limitation has increased to 35% of its assets in securities not in its target index.
2. The Funds' policy on "Other Investments" has been broadened from "cash and certain derivatives" to include "non-public, investment-grade securities" and
"smaller public issues or medium term notes".

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